Exhibit 99.2

Quarterly Commentary

Third Quarter 2019

July 1, 2019 - September 30, 2019

October 29, 2019

Third Quarter 2019 Performance Summary

Our third quarter in 2019 featured a successful satellite launch and the continued expansion of our managed services strategy. We saw improving trends with respect to new business for wireless infrastructure applications on several continents, including developing and developed regions, gaining success with our new AgileCore products designed to provide cost-effective point-to-point services. Our media business provided a solution for a global broadcast, demonstrating the capabilities of our cloud-based content distribution solution, IronRoute. Our government business advanced its managed services strategy using its new FlexGround service to provide critical restoration services in the Bahamas. Our cost profile has increased over the course of the year, generally as expected, reflecting our decision to fund certain satellite programs with operating expense agreements instead of capital expenditures. Overall, we are taking the right measures to allow us to implement our strategies to build stability in our business while also executing on our C-band spectrum opportunity.

Total revenue was $507 million in the third quarter of 2019, a decrease of $30 million, or 6 percent as compared to the third quarter of 2018.

Net loss attributable to Intelsat S.A. was $148 million for the third quarter of 2019, as compared to net loss attributable of $375 million in the third quarter of 2018. The greater loss in the prior year period reflects a loss on early extinguishment of debt of $204 million incurred in the third quarter of 2018.

In the third quarter of 2019, Adjusted EBITDA1, or earnings before interest, taxes, depreciation and amortization, decreased by $60 million to $356 million, or 70 percent of revenue, from $416 million, or 78 percent of revenue, in the third quarter of 2018. The lower Adjusted EBITDA in the current period reflects lower revenue of $30 million, increased direct cost of revenues of $21 million, primarily related to two new satellites in our fleet for which we incur operating costs, increased off-network satellite expenses related to customer restoration services following the April 2019 loss of the Intelsat 29e satellite. Other contributors to the decline in Adjusted EBITDA include increased bad debt expense of $9 million, most of which related to a specific customer in the Europe region, as well as increased staff and operations costs in part related to our managed services expansion strategy.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Contracted backlog at September 30, 2019 was $7.2 billion as compared to $7.5 billion at June 30, 2019, reflecting a $60 million reduction related to reduced revenue expectations from a certain media customer in Europe and an early termination of a managed service for a North America media customer. At approximately 3.4 times trailing 12 months revenue (from October 1, 2018 to September 30, 2019), our backlog remains sizable; we believe it provides a solid foundation for predictable cash flow and investment in our business. Nearly two-thirds of our backlog is related to our longer-term media contracts.

2019 Operational Priorities

Our 2019 plan features five operational priorities which are designed to stabilize our core business, improve our competitive position, return the company to growth and optimize asset value.

1.	Leverage all assets within the Intelsat global network for maximum return.

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The Intelsat 39 satellite was successfully launched on August 6 and subsequently placed into service on October 14. Intelsat 39 will provide C- and Ku-band services addressing media, broadband and mobility applications across the Europe, Africa, Middle East and Asia-Pacific regions. Anchor customers include the Myanmar Ministry of Transport and Communications, for which Intelsat 39 provides a major source of domestic broadband infrastructure. Beams from Intelsat 39 have been added to the Intelsat Flex managed service network, providing resilience and expanded service territory in support of our mobility business.

Intelsat S.A.

Quarterly Commentary

3Q 2019

2.

Scale our managed services across enterprise, maritime, business jet commercial and aeronautical government opportunities and build powerful distribution channels to amplify our direct marketing efforts.

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Maritime VSAT market leader, KVH Industries, Inc. (“KVH”), will use Intelsat’s Flex Maritime service for its KVH Elite™ service. The new, unlimited VSAT streaming service provides high definition (HD) quality, consistent and reliable dedicated bandwidth for yachts and leisure charters using a small antenna. Unable to deliver this level of quality with the previous KVH satellite provider, Intelsat’s multi-layered, high performance satellites and expansive Flex network are the key enablers of the new service offering. The service is available in the Caribbean, with Mediterranean region services planned for 2020. Intelsat partners with capable service providers such as KVH that develop value-added applications that leverage the performance and footprint of the Intelsat Flex network.

3.

Lead the industry in seamless implementation of satellite-based telecommunications solutions with the global telecommunications infrastructure. Invest in and develop standards-based terminals and ground hardware, innovative and software-defined technology, and participate in 3GPP and other broad telecom sector standards development in order to seamlessly interface with the global telecommunications infrastructure, while also reducing the capital intensity of our services.

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In the third quarter, Intelsat working with ATIS (The Alliance for Telecommunications Industry Solutions), the North American organizational partner for the 3rd Generation Partnership Project (3GPP), hosted a working group kick off meeting that consisted of 26 companies. These companies included major satellite operators, satellite suppliers, mobile network operators (MNOs), antenna manufacturers, chipset vendors and major mobile network equipment suppliers. The working group objective is to drive the creation of normative standards for the Non-Terrestrial Networks, also known as NTN, portion of the 3GPP by bringing together both terrestrial and satellite providers to create aligned technical contributions. Intelsat chairs the ATIS NTN Working Group, which has the mission of ensuring that satellite systems are integrated as an intrinsic part of the 5G system.

4.	Maintain a disciplined stance on cash flow management and enhance productivity of our deployed capital.

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On October 9, 2019, Northrop Grumman’s in-space servicing vehicle, Mission Extension Vehicle 1, or MEV-1, successfully launched, and it is now headed towards a rendezvous and docking with the Intelsat 901 satellite. MEV-1 is designed to extend the life of deployed satellites where the existing technology is still viable for the applications served. Because it defers the need to deploy new satellites, MEV-1 will enable Intelsat to redeploy capital into other areas of our business and optimize our capital expenditures for future innovation. With the first phase of the mission complete, Intelsat and Northrop Grumman now shift their focus to the most critical parts of the mission—rendezvous and docking—which are expected to occur over the next three months.

Intelsat S.A.

Quarterly Commentary

3Q 2019

5.	Optimize our spectrum rights, providing sector leadership with respect to protecting current use, providing regulatory and operational guidance based on market-based experience, and maximizing value.

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The C-Band Alliance (“CBA”) updated its spectrum-clearing proposal submitted to the U.S. Federal Communications Commission (“FCC”). The CBA market-based approach accelerates the start of 5G-related GDP growth and innovation in the U.S.

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On October 28, in an ex parte filing to the FCC, the CBA updated the amount of spectrum to be cleared under its proposal to 300 MHz, inclusive of a 20 MHz guard band. The spectrum would be cleared in two tranches, 120 MHz within 18 months from an FCC order and the balance within 36 months of a CBA-led auction.

We remain confident in the merits and strengths of our market-based proposal, specifically, our commitment to the protection of all existing C-band users, our accountability to clear the maximum amount of spectrum within the stated timeframes and conducting an auction process that is fair, transparent and includes appropriate FCC oversight. These efforts will result in a contribution to the U.S. Treasury, and more importantly, garner the U.S. public interest and economy the benefits of 5G leadership and innovation.

We believe a final order could be issued before year end. However, we can provide no assurance as to the likelihood of the FCC’s adoption of all or parts of our proposal, or the timing of a final ruling, all of which are in the control of the FCC.

Intelsat S.A.

Quarterly Commentary

3Q 2019

3Q 2019 Business Highlights and Customer Set Performance

All 2019 comparisons are to 2018 unless noted otherwise

Network Services

Network services revenue was $181 million in the third quarter of 2019, an $18 million, or 9 percent, decrease from the prior year quarter. New service starts for wireless infrastructure on our new satellites serving the Asia-Pacific region, new AgileCore UX trunking services and growing managed services for mobility applications demonstrated progress on our priorities. These gains were more than offset, however, by lower volumes as a result of service contractions and non-renewals, the largest of which were enterprise services for customers in Latin America. Lost revenue, revenue credits and other adjustments related to the Intelsat 29e satellite failure of $8 million also contributed to the decline.

We see continued pressure in our wide-beam network services business, in some cases due to customers transitioning to our high-throughput services, which are more efficient, and in other cases moving to fiber. The volume from these non-renewing services is sometimes replaced by new services on our network. These include higher volume, but lower priced services on high-throughput capacity in certain regions and applications, as well as our managed maritime services, our highest growth application.

As compared to the second quarter of 2019, network services revenue declined by $4 million, primarily due to transponder services declines in Latin America, and managed services declines for trunking services in North America. These declines were offset in part by new revenue starts in the third quarter for wireless infrastructure in the Asia-Pacific region and mobility applications.

Third Quarter 2019 Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet and managed services platforms, while also booking new business and renewals on our wide-beam satellites.

In the third quarter of 2019, we continued to advance our goal of supporting, and seamlessly integrating with, wireless and other telecommunications network infrastructure. Contracts in the infrastructure sector included:

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Under a long-term agreement, the Marshall Islands National Telecommunications Authority selected Intelsat to provide a cell-backhaul solution. The service will be used to enhance 2G and 3G wireless services throughout the Marshall Islands, leveraging Intelsat 18’s Oceania footprint.

Intelsat S.A.

Quarterly Commentary

3Q 2019

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Intelsat is winning new customers in Latin America and Africa through its managed services strategy with both the AgileCore product family and the Flex network. Customers include telecom service providers and non-governmental organizations needing satellite-based trunking and broadband infrastructure. The AgileCore services are finding success due to the higher performance of Intelsat EpicNG, lower cost of operations and cost-effective remote terminals.

Enterprise networks are large private data networks that use Intelsat’s satellite solutions because of geographic reach, efficient broadcast transmissions and reliability. Strategic initiatives commenced, and enterprise contracts signed in the third quarter of 2019 include:

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We introduced cloud-access services through the Microsoft Azure ExpressRoute. Integrating this service with our global satellite footprint allows us to expand the reach of cloud-based enterprises, accelerate customer adoption of cloud services, and deliver additional resiliency to existing cloud-connected networks. This will allow our customers in even the most remote regions to access the benefits of cloud services.

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Leading Saudi telecommunications provider, Luna Space Telecommunications Company, also known as Skyband, renewed its services on the Intelsat 15 satellite. Luna uses the services to provide networking solutions for the financial services and oil and gas sectors.

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A U.S.-based international intergovernmental organization further expanded its use of Intelsat’s AgileCore UX point-to-point managed broadband service, enabled by Intelsat EpicNG, adding new sites in Africa. The customer uses Intelsat infrastructure as a key element of its global network supporting security, logistics and administrative functions, as well as disaster recovery support.

Mobility services, which provide broadband connectivity to planes and ocean vessels, are fast growing applications which use our Intelsat EpicNG satellites, wide-beam satellites and Flex managed services. Mobility agreements signed in the third quarter of 2019 include:

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Marlink Group, a leading provider of global mobility services to the maritime and oil and gas sectors, renewed its services with Intelsat, expanding geographic services and its use of the Intelsat EpicNG network. Marlink develops value-added services based on the Intelsat global network. The expansion brings additional coverage, flexibility and resilience to Marlink’s leading connectivity services.

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Gogo Inc., the global leader in providing broadband connectivity solutions and wireless entertainment to the aviation industry, expanded services on Intelsat 33e to further add to its global portfolio of services on five Intelsat satellites serving Asia, Europe, Latin America and the North Pacific.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Media

Media revenue was $223 million in the third quarter of 2019, a $10 million, or 4 percent, decrease when compared to the prior year quarter. Media results included the benefit of approximately $4 million in early customer termination charges related to a managed teleport service. This revenue was offset by lower volume at the time of renewal for cable distribution services in North America and Latin America. It was also due to lower revenue related to high risk of non-payment of a certain media customer in the Europe region.

A trend in our media business is increasing focus on cost efficiency, primarily by our global and regional programmers, as customers invest in new infrastructure for multiplatform viewing. Customers reduce transmissions of standard definition channels, adopt advanced compression technologies, use fiber, and realize merger synergies, pressuring volume commitments upon renewal.

As compared to the second quarter of 2019, media revenues were stable, with the benefits of an early customer termination, described above, offset by lower sales of transponder services for distribution applications in the North America and Europe regions.

Third Quarter 2019 Media Highlights and Business Trends:

Recent contractual and strategic activities include:

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The Fox News Network extended its commitment in North America for services on Galaxy 16. Fox News uses this Intelsat service for highly reliable contribution, which supports the gathering of news and sports for delivery to production centers.

•	Globecast France SAS renewed its distribution commitment on Intelsat 35e, leveraging Intelsat’s Caribbean direct-to-home neighborhood to deliver Orange TV to the French Caribbean territories.

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In early October, Intelsat’s joint contribution service, operated by Dejero, was part of a bouquet of Intelsat services used by TV5Monde, the France-based international television network, during its annual global broadcast of “La Piste de la Francophonie.” The 24-hour event featured gathering live content from 13 locations around the globe and program distribution to 88 countries. TV5Monde used the CellSat bonded satellite cellular service for contribution to the cloud and used the newest joint service, IronRoute, to secure the cloud connection at its Paris, France headquarters.

Intelsat S.A.

Quarterly Commentary

3Q 2019

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Discovery Communications renewed cable distribution services for its Discovery Latin America affiliate on Intelsat 11. The media neighborhood hosted by Intelsat 11 is noted for its full penetration of cable headends over the Latin American region and hosts over 200 channels, including more top-rated channels than any other satellite operator serving the region.

Current media trends include a heightened attention to operational streamlining, resulting in lower volume requirements, but with continued stable pricing trends. We are responding to these trends in our media business by emphasizing new services beyond traditional broadcast services that improve the operational efficiency of our media customers, particularly those which distribute content globally, where we can leverage our fleet and IntelsatOne® terrestrial network.

Government

Sales to government customers generated revenue of $96 million in the third quarter of 2019, a $3 million, or 3 percent, decrease as compared to the prior year quarter. The decrease in the period primarily reflects reduced pricing related to contracts originally entered in 2013, which renewed over the course of 2018, and the non-renewal of certain off-network contracts in the first quarter of 2019, related to shifting geographic priorities for some of our government customers. These reductions were partially offset by new business, including $2 million in sales of customer premises equipment.

As compared to the second quarter of 2019, revenue increased by $3 million to $96 million, primarily related to the sale of customer premises equipment, as mentioned above.

On-Network revenue represented 68 percent of government services in the third quarter of 2019, as compared to 62 percent in the third quarter of 2018.

Third Quarter 2019 Government Highlights and Business Trends:

The pace of RFP issuances and subsequent awards for new programs was modestly improved from 2018 levels, with slightly elevated new business achievement as compared to the same period in 2018. We note reduced use of LPTA (lowest price, technically acceptable) as the predominant evaluation criteria for awards of new transponder services contracts, providing opportunity for us to demonstrate that our higher performing services bring additional value to government networks, and resulting in pricing stability for new services.

Intelsat S.A.

Quarterly Commentary

3Q 2019

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We expanded our scope as a key supplier to DRS Global Enterprise Solutions, a Leonardo DRS business unit, under its recently-awarded blanket purchase agreement by the Defense Information Systems Agency to support the U.S. Special Operations Command to manage a satellite and terrestrial communications program for deployed operations. A multi-transponder service order was activated in September 2019.

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In the third quarter we activated our first service on the Intelsat FlexGround managed service. Designed to provide high performance, rapid deployment and flexibility for ‘comms on the pause’ applications, the service was used in critical communications restoration efforts following Hurricane Humberto in the Bahamas.

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Intelsat renewed approximately 3,125 MHz of services for government applications in the third quarter of 2019, a substantial portion of which were for On-Network capacity, achieving a renewal rate of 88 percent.

Over the mid-term, our strategy to grow our government business includes driving new revenue from managed services, such as our newly-introduced FlexGround service which targets a wide-range of ‘comms on the pause’ applications. We plan to expand our FlexGround services, which include the Intelsat EpicNG high-throughput network and IntelsatOne, to address expected U.S. government demand for ‘comms on the move’ applications.

Fleet and Operations Update

Intelsat’s average fill rate on our approximately 1,750 station-kept wide-beam transponders was 80 percent at September 30, 2019.

As of September 30, 2019, the high-throughput satellite Intelsat EpicNG unit count was approximately 1,200 units in service, unchanged from the prior quarter end.

Our 2019 and 2020 launch activities are presented in the table below. For a discussion of our future satellite investment plans, see 2019 Financial Outlook and Guidance, below.

Satellite	Follows	Orbital Location	Launch Provider	Act./Est. Launch Date	Act./Est. In-Service Date	Application
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	Aug. 6, 2019	Oct. 14, 2019	Broadband Infrastructure

Galaxy 30	G-14	235°E	Arianespace Ariane 5	2Q 2020	4Q 2020	Media, Broadband

Our fleet plan includes the use of Mission Extension Vehicles (“MEVs”) to extend the operational life of two of our wide-beam satellites, which reduces overall capital expenditures in the near- to mid-term but will increase operating expenses as each MEV enters service. The first MEV was successfully launched on October 9, 2019, as is discussed above, and is expected to enter service in mid-2020.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Cash Flows

During the third quarter of 2019, net cash provided by operating activities was $30 million. Cash paid for interest was $282 million, of which $10 million was capitalized.

Capital expenditures were $44 million, resulting in free cash flow used in operations1 of $10 million for the third quarter of 2019.

Cash taxes paid in the quarter ended September 30, 2019 were $3 million.

Our ending cash balance at September 30, 2019 was $802 million.

Corporate Governance

As required by rules of the U.S. Securities and Exchange Commission (“SEC”), beginning January 1, 2020, we anticipate making SEC filings as a U.S. domestic reporting company rather than as a foreign private issuer. As part of this transition, we held a shareholders’ meeting on September 11, 2019 and appointed two new independent members to our Board of Directors.

2019 Financial Outlook & Guidance

•	Intelsat affirmed its 2019 revenue and Adjusted EBITDA guidance.

•	Intelsat affirmed capital expenditure guidance for 2019-2021.

•	Intelsat affirmed cash tax guidance for 2019 and beyond.

We expect the following results:

Revenue Guidance: We expect full-year 2019 revenue in a range of $2.000 billion to $2.060 billion.

Adjusted EBITDA Guidance: Intelsat expects Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three calendar years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan. The first was successfully launched on August 6, 2019, and the second is in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we plan for an increased proportion of our capital expenditures to be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Cash Taxes: Intelsat affirmed that we expect cash taxes to range from $30 million to $40 million annually.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

David Tolley, Executive Vice President and Chief Financial Officer, Intelsat S.A.

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In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Safe Harbor Statement

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our belief as to the likelihood of the cause of the failure of Intelsat 29e occurring on our other satellites; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; and our expectations as to the increased number of transponder equivalents on our fleet over the next several years.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Intelsat S.A.

Quarterly Commentary

3Q 2019

Contact

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406